CORRESP VIA EDGAR SUBMISSION

May 18, 2011

Mr. David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-3561

Re:	SuperMedia Inc.
Form 10-K for fiscal year ended December 31, 2010
Filed: February 24, 2011
File No. 1-32939

Dear Mr. Humphrey:

In response to your letter, dated May 10, 2011 regarding the United States Securities and Exchange Commission’s (the “SEC”) review of SuperMedia Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2010, I offer the following responses to your comments.

Comment 1.

We note that you performed your impairment test in the fourth quarter of 2010 and determined that there was no impairment of goodwill. Please provide us with a summary of your impairment testing. Describe the model you utilize, and address your significant estimates and assumptions. Indicate, in percentage terms, the approximate amount by which the fair value of the reporting unit exceeded its carrying value.

Response 1.

In accordance with Accounting Standards Codification 350-20-35-6:  “If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.”

During the fourth quarter of 2010, we performed the first step of our annual impairment test of goodwill and determined that the Company’s fair value of the reporting unit exceeded its carrying value, rendering the second step of the impairment test unnecessary.

As the Company has one reporting unit, the fair value of the reporting unit was determined using the enterprise value-market capitalization approach.  Under this approach, we multiplied the selling price of our outstanding stock by the number of common shares outstanding at October 1, 2010, which resulted in an estimated fair value of approximately $168 million for purposes of goodwill impairment testing. Our carrying value was a deficit of $53 million, as reflected by our stockholders’ deficit on our consolidated balance sheet as of the end of our third fiscal quarter of 2010.

Comment 2.	Tell us whether and how you expect Accounting Standards Update No. 2010-28 to modify your testing process and/or conclusions.

Response 2.

Accounting Standards Update No. 2010-28 requires reporting units with zero or negative carrying amounts to perform the second step of the impairment test when it is more likely than not that a goodwill impairment exists.

As noted in our first quarter 2011 Form 10-Q, we adopted ASU 2010-28 effective January 1, 2011.  As of this date, the carrying value of our reporting unit was a deficit of $30 million.  Accordingly, we assessed whether it was more likely than not that goodwill impairment existed.  Based upon our assessment, we concluded that the second step of the impairment test need not be performed.

Following the adoption of this ASU, the Company generated net income of approximately $30 million in the first quarter of 2011 and reported a stockholders’ deficit of just $1 million as of the end of the first quarter of 2011.  Beginning in the second quarter of 2011, we anticipate that we will have a positive carrying amount for our reporting unit.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its SEC filings, (ii) staff comments or changes to the Company’s disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to any of the Company’s SEC filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I hope I have addressed your comments.  However, if you have any remaining questions or comments, please contact me at 972-453-7364 or Dee.Jones@supermedia.com.

Thank you again for your review and comments.

Very truly yours,

/s/ Samuel D. Jones

Samuel D. Jones
Executive Vice President — Chief Financial Officer and Treasurer